OWENS REALTY MORTGAGE, INC.
2221 Olympic Boulevard
Walnut Creek, California 94595

 May 11, 2017

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Owens Realty Mortgage, Inc. (the "Company")
Registration Statement on Form S-3
Filed May 4, 2017
File No. 333-217661

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated so that the same will be effective at 9:00 a.m. on May 17, 2017, or as soon thereafter as practicable.
Since the Registration Statement is filed as a shelf registration statement under Rule 415 of the Securities Act of 1933, there are no underwriters in connection with the registration and, therefore, no request for acceleration or consent by an underwriter has been filed herewith.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (925) 935-3840.

Very truly yours, OWENS REALTY MORTGAGE, INC. By: /s/ Daniel J. Worley Daniel J. Worley Senior Vice President and Secretary

Cc via Email:
M. Greg Allio, Esq.
Kasey Robinson, Esq., SEC Staff Attorney